EXHIBIT 99.1

American Resources Corporation Reports Full Year 2023 Financial Results and Provides Business Outlook

Company successfully executed and closed $150 million tax exempt bond offering for the Company’s Kentucky Lithium refining facility

The first domestic, commercial producer of separated and high-purity REEs from recycled permanent magnets and high-purity battery elements from both ores and recycled feedstocks

Company’s patented chromatographic separation and purification process defining itself as the world-leading critical mineral refining technology

Establishing first-of-their-kind partnerships pioneering full circular solutions for both rare earth elements and critical battery elements

Strong balance sheet provides financial strength and flexibility to execute on its innovation, collaboration and growth plans

Company to host update conference call today at 4:30 PM ET

March 28, 2024 | Source: American Resources Corporation

FISHERS, INDIANA / ACCESSWIRE / March 28, 2024 / American Resources Corporation (NASDAQ:AREC) (“American Resources” or the “Company”), a next generation and socially responsible supplier of rare earth and critical elements, carbon and advanced carbon materials to the new infrastructure and electrification marketplace, today announced financial results for the full year ended December 31, 2023. The Company will host a conference call and webcast, today, March 28, 2024, at 4:30 PM ET (details below).

Mark Jensen, Chairman and CEO of American Resources Corporation commented, “Over the past year, we continued to see tremendous success in establishing our strategic positioning within the value chain of our addressable markets. Our strategic focus has been to position and prepare our business for growth as separate, standalone companies, and we have been putting the pieces in place to execute on that plan as we have previously discussed, and which is consistent with our Strategic Committee’s plan of action to better unlock the value of American Resources. These steps include securing the appropriate growth capital to scale operations while also building word-class teams around each business. Our growth capital for American Carbon is largely supported by the closing of the previously announced tax-exempt bond offering for Wyoming County Coal (WCC), and we believe that complex will be a first class facility producing premium mid vol carbon for the global steel markets. Development of the WCC complex continues to progress and we are confident we will be producing from its first deep mine later this year as we continue to assess longer term options for our carbon platform, such as sales, leases, production and joint venture partnerships. Nonetheless, advancing WCC’s development put the entire carbon platform is a much stronger position as one of the last U.S.-based metallurgical carbon growth platforms. Additionally, we very recently closed on a successful $150 million tax-exempt bond offering to fund the development of our Kentucky Lithium refining facility. It is becoming more evident that ReElement Technologies continues to separate itself as the most efficient critical mineral refining platform in the world. The critical and rare earth elements we refine today are imperative to operate our modern-day technology including electric vehicles, clean energy and defense applications. Our ability to produce a variety of ultra-pure, critical mineral products in a low-cost and environmentally safe commercial scale has put us in a unique position across several supply chains. As we continue to aggressively advance our platform technology and collaborate with partners, it is becoming more evident that we are the most efficient solution for the deployment of sustainable critical mineral refining outside of China. We continue to quietly position American Metals as an aggregator and processor of recycled feedstocks to feed into ReElement. American Metals is in a unique position to leverage ReElements advanced refining capabilities to handle the preprocessing step of end-of-life or off-spec batteries and magnets which also will enhance ReElements long-term margin profile. Lastly, as we continue to execute on our strategic plan, American Resource will continue to evolve by leveraging the unique capabilities and positioning of our current operating companies to diversify into other critical mineral and infrastructure resources to support energy transition and national security interests, similar to American Carbon’s recent acquisition of a 51% interest in an iron ore and titanium resource deposit.”

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Key Division Highlights

The Company continues to aggressively drive innovative, efficient and solution-based steps to strengthen its position within its respective end-markets while strategically evolving to enhance shareholder value. Recent divisional milestones include:

ReElement Technologies

•	Successfully executed and closed a Bond Purchase Agreement with Hilltop Securities Inc. for $150,000,000 principal amount of Kentucky Industrial Building Revenue Bonds, Series 2024, for the Company’s Kentucky Lithium LLC (“KYL”) complex which will be used for the development and operation commissioning of the United States’ first-of-its-kind critical mineral refining facility.

•	Established commercial partnership with a major U.S. auto manufacturer showcasing its low cost and environmentally friendly process to fully recycle and refine the high value rare-earth elements within EV motors back to ultra-pure magnet-grade rare-earth oxides, pioneering a sustainable and truly circular life-cycle solution to ensure that the rare earth elements remain within the domestic supply chain to build in America and stay in America.

•	Established commercial partnership with EDP Renewables North America (“EDPR NA”), the world’s fourth-largest wind energy producer and a top five owner and operator of renewables in North America, to advance sustainable practices in the wind energy sector with an initial focus on the efficient and sustainable recycling of neodymium-based permanent magnets from decommissioned wind turbines into magnet-grade rare earth elements, contributing to the development of a truly circular supply chain for renewable energy equipment and inputs.

•	Executed MOU’s with two German-based battery recycling platforms (Duesenfeld GmbH, and Battery Damage Service GmbH) to source recycled black mass battery material to be refined back to battery-grade lithium products such as lithium carbonate (Li2CO3) and/or lithium hydroxide (LiOH) at its Marion, Indiana and Noblesville, Indiana refining facilities.

•	Took a controlling interest in the former RCA Thomson manufacturing plant in Marion, Indiana, comprising approximately 425,000 square feet of manufacturing and refining capacity space on a 42-acre campus for ReElement Technologies’ critical mineral refining facility, and subsequently closed on $44.9 million of local incentives from the City of Marion, Indiana to support the buildout of a state-of-the-art, commercial-scale lithium, critical minerals, and rare earth elements refining facility with a primary focus on recycled feedstocks.

•	Continued to buildout its best-in-class team to drive operational expertise and strategic vision with the appointments of:

o	Ben Wrightsman, a well-established leader in the battery sector, as President;
o	Shane Tragethon, an operations and strategy expert with a large portion of his career supporting the United States Department of State’s foreign assistance objectives and cooperation in Africa, as Vice President of International Strategy;
o	Ben Kincaid, a former U.S. Diplomat serving and leading teams in multiple countries in Africa, the Middle East, and South Asia as CEO of ReElement Africa Ltd.;
o	Former U.S. Ambassador, Mark Gilbert and former Vice Chairman of UBS Private Wealth Management as an Independent Director;
o	Kevin Higgins, a national security expert and former intelligence community senior executive who retired from the Central Intelligence Agency (CIA) after 30 years of distinguished service as an Independent Director; and
o	His Excellency Baba Kamara, former Ghanaian National Security Advisor and former Ghanaian Ambassador to Nigeria and current high-level official for Economic Community of West African States (ECOWAS) who will act in his individual capacity as an independent director of ReElement Africa Ltd.

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•	Achieved ultra-pure (99.96%) lithium carbonate (Li2CO3) from its exclusively licensed and patented multi-modal chromatography technology from hard-rock, spodumene bearing pegmatite ore. This achievement comes after significant milestones of achieving 99.9978% pure Li2CO3 from LFP battery manufacturing scrap at commercial scale; the first-known to achieve this worldwide, and 99.986% pure Li2CO3 produced from recycled, end-of-life lithium-ion batteries, as well as achieving groundbreaking success as the first in the United States to produce greater than 99.5% pure magnet rare earth elements [dysprosium (Dy), neodymium (Nd) and praseodymium (Pr)] at commercial scale.

American Carbon

•	Successfully closed its $45 million Tax-Exempt Industrial Development Bond offering through the West Virginia Economic Development Authority which will fund the expansion and technological improvements to the existing metallurgical carbon processing facility at its Wyoming County Coal (WCC) complex. This non-dilutive capital positions WCC as its next driver of growth which will support the development of two underground deep mines to produce premium, mid-vol metallurgical carbon, upgrade to the existing processing facility and development of its patented electrolysis technology to process associated waste streams into critical mineral concentrates.

•	Acquired a 51% ownership interest in a Jamaica-based, diversified mineral asset with a focus on iron ore, titanium and vanadium to further establishes American Carbon’s foothold in the steelmaking supply chain.

Corporate

•	Recently distribute a majority of the shares it held in Novusterra Inc., via a special dividend, to the underlying shareholders of American Resources in conjunction with the Company’s Special Committee’s directive to better unlock value.

•	Closed the merger between its sponsored, special purpose acquisition vehicle, American Acquisition Opportunity Inc., and Royalty Management Corporation (Nasdaq: RMCO) a next-generation royalty company targeting high value assets, cash flow and royalty streams by identifying undervalued assets while constructively supporting communities. The transaction positions RMCO to capitalize on organic and inorganic growth opportunities within the electrification and energy transition industry, natural resources, intellectual properties and ag-tech investments.

•	Converted its wholly owned subsidiary, ReElement Technologies, from a LLC (limited liability company) to a corporation in preparation of its spinoff into a standalone public company under the name ReElement Technologies Corporation with a reserved ticker of RLMT.

“Looking forward to the remainder of 2024, our belief in and the excitement over the opportunities we have in front of us continues to reach an all-time high.  Our goal is to successfully spin-off both ReElement Technologies and American Carbon this year with the appropriate value, capital structures and teams to execute as standalone businesses, and we feel confident we will accomplish that goal,” continued Mr. Jensen.

“The opportunity for ReElement Technologies continues to manifest at a very rapid pace both domestically and internationally and continue to be bolstered by our tremendous team and growing partnerships. The unique attributes of our technology puts us in a lead position to successfully deploy meaningful critical mineral refining capacity outside of China. It has always been our approach that utilizing the similar, solvent-based separation and purification technologies, as used in China, will be a challenge for most of the developed world and we are starting to see those challenges manifest from an operational, cost and environmental perspective. As such, we believe we stand alone in our ability to produce ultra-pure products at large scale, and in an environmentally-safe and cost competitive process. This has enabled us to advanced our focus on customer qualifications across multiple supply chains, procuring appropriate feedstocks to feed our large-scale projects, securing offtake agreements with both planned magnet, cathode / battery manufacturers and designing and engineering our planned large-scale, commercial facilities. Our rapid execution of this tremendous growth opportunity is evidenced by the technical expertise at our Noblesville, Indiana Commercial Qualification Plant, the acquisition of our Marion, Indiana super-site, the procurement of approximately $45 million in tax incentives from the municipality of Marion, and the successful execution of a bond purchase agreement for $150 million of Kentucky Industrial Building Revenue Bonds for our first-of-its-kind Kentucky Lithium refinery, to name a few. Additionally, our international growth plans are substantial, especially with unlocking the value of certain African regions, to support a massive shift in global trade and manufacturing. ReElement sits in a very opportunistic position at the intersection of energy transition and national security and we remain steadfast on executing smartly yet swiftly to build substantial value for our Company, shareholders and stakeholders a like.”

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Expected Near-Term Catalysts

•	Additional ReElement Technologies upstream and downstream partnerships to bolster feedstocks of end-of-life products, manufacturing scrap and ores for critical and REEs and offtake customers of sustainable and domestic sources of high-purity battery and magnet materials.

•	Broader international expansion of ReElement Technologies’ world-leading critical mineral platform for both critical mineral-based ores and recycling partnerships.

•	Continue to scale critical mineral refining capacity at its next two large-scale facilities in Marion, Indiana and Knott County, Kentucky and through co-located facilities with supply chain partners.

•	Continue to add best-in-class talent to drive the execution of each division.

•	Monetization of American Carbon through its spin-off, increase in carbon production to meet market demand, leases, joint ventures and/or divestitures.

Conference Call Information

American Resources management will host a conference call for investors, analysts and other interested parties today, Thursday, March 28, 2024 at 4:30 PM ET.

Interested participants and investors may access the conference call by dialing 877-407-4019 and referencing American Resources Corporation’s Fourth Quarter and Year End 2023 Conference Call, or by the webcast link: here.

Financial Results for the Year-Ending December 31, 2023

For the full year of 2023, American Resources reported a net income loss of $11.2 million or a loss of $0.15 per share for the twelve months ended December 31, 2023, as compared with a net income loss $1.45 million or loss of $0.02 per share for the full year of 2022. The Company earned an adjusted earnings before interest, taxes, depreciation, amortization, accretion on asset retirement obligations, non-operating expenses and non-cash impairment loss (‘adjusted EBITDA”) of $6.1 million for the year ended December 31, 2023, as compared with earning adjusted EBITDA of $6.5 million in 2022.

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Full Year 2023 Summary

Full year 2023 revenues were $16.7 million compared to full year 2022 revenues of $39.5 million.  The Company’s annual decline in revenue was attributed to a shift in prioritizing its use of capital towards accelerating its ReElement Technologies division to position it for accelerated growth and in preparation for its planned spin-off into a standalone company, while securing and beginning to deploy its growth capital for its American Carbon division, supported by its $45 million tax exempt bond it closed to develop its WCC complex and preparing American Carbon for its planned spin-off into a standalone company. Development costs during 2023 were $11.7 million compared to $28.1 million during 2022 and better positions the Company within the markets in which it serves and to meet growing demand.

The Company did not incur any income tax expense in 2023 as it was able to utilize its available net operating losses (“NOL”) carried forward from prior periods of approximately $25.7 million as of December 31, 2023.

AMERICAN RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2023	2022
Revenue
Coal sales	$16,120,841	$39,103,995
Metal recovery and sales	66,552	48,199
Royalty income	556,682	322,075
Total revenue	16,744,075	39,474,269

Operating expenses (income)
Cost of coal sales and processing	11,611,886	21,687,656
Accretion	993,165	1,344,047
Depreciation	46,953	2,157,763
Amortization of mining rights	1,240,914	1,238,449
General and administrative	7,013,833	4,020,464
Professional fees	1,340,745	1,103,322
Production taxes and royalties	2,647,655	3,785,049
Gain on sale of equipment	(8,475,468)	(4,510,043)
Development	11,746,725	28,134,883
Total operating expenses	28,166,408	58,961,590

Net loss from operations	(11,422,333)	(19,487,321)

Other income (expense)
Other income and (expense)	677,045	317,045
Unrealized gain on short-term investments	499,639	-
Gain on cancelation of debt	-	3,119,775
Gain on sales of patents	-	16,000,000
Interest income	381,324	30,982
Interest expense	(1,336,997)	(1,426,153)
Total other income (expenses)	221,011	18,041,649

Net loss	$(11,201,322)	$(1,445,672)

Net loss per share - basic	$(0.15)	$(0.02)

Weighted average shares outstanding - basic	75,422,390	66,777,620

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AMERICAN RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash	$2,494,048	$10,873,432
Accounts receivable	253,764	660,755
Short-term investments	28,039,497	-
Inventories	54,000	446,690
Prepaid expenses and other current assets	1,867,651	786,576
Total Current Assets	32,708,960	12,767,453

Cash - restricted	6,798,029	2,122,263
Property and Equipment, net	15,337,004	9,113,722
Right-of-use assets, net	18,276,913	13,033,889
Investment in LLC- Related Party	18,780,000	18,780,000
Notes receivables	99,022	99,022
Total Assets	$91,999,928	$55,916,349
Liabilities And Equity
Current liabilities:
Trade payables	$6,709,224	$4,916,243
Non-trade payables	2,607,942	2,524,243
Accounts payable - related party	2,371,697	4,295,232
Accrued interest	512,558	106,886
Other Liabilities	200,000	-
Current portion of long term debt	804,656	1,917,506
Current portion of convertible debt	-	9,787,423
Operating lease liabilities	57,663	82,669
Finance lease liabilities	4,806,822	3,803,175
Total current liabilities	18,070,562	27,433,377

Remediation liability	21,288,799	20,295,634
Bond payable, net	44,152,500	-
Operating lease liabilities, non-current	495,611	547,667
Finance lease liabilities, non-current	7,514,848	7,354,975
Total liabilities	91,522,320	55,631,653

Commitments and contingencies (Note 8)

Stockholders’ deficit:
Common stock, $0.0001 par value; 230,000,000 shares authorized, 892.044 and 0 shares issued and outstanding	7,627	6,680
Additional paid-in capital	178,910,546	167,517,259
Accumulated deficit	(178,440,565)	(167,239,243)
Total stockholders’ deficit	477,608	284,696
Total liabilities and stockholders’ deficit	$91,999,928	$55,916,349

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AMERICAN RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31
	2023	2022
Cash Flows from Operating activities:
Net loss	$(11,201,322)	$(1,445,672)
Adjustments to reconcile net income loss) to net cash
Depreciation expense	46,953	2,157,763
Amortization of mining rights	1,240,914	1,238,449
Accretion expense	993,165	1,344,047
Amortization of right-to-use assets	626,253	128,926
Accretion of right-to-use assets	64,386	73,475
Amortization of issuance costs and debt discount	52,500	-
Option Expense	1,506,292	1,742,145
Gain on sale of equipment	(8,475,468)	(4,510,043)
Unrealized gain on short-term investments	(499,639)	(9,562)
Gain on debt forgiveness	-	(3,046,062)
Issuance of common shares for services	100,000	38,800

Change in current assets and liabilities:
Accounts receivable	406,991	2,514,880
Inventories	392,690	(446,690)
Prepaid expenses and other current assets	(1,081,075)	(161,971)
Accounts payable	1,876,680	2,428,974
Accrued interest	406,191	363,684
Accounts payable related party	(1,923,535)	293,516
Right of use assets	752,783	(165,032)
Other Liabilities	200,000	-
Cash provided by operating activities	(14,515,241)	2,549,189

Cash Flows from Investing activities:
Purchases of short-term investments	(51,865,545)	-
Proceeds from sales and maturities of short-term investments	24,325,687	-
Cash received (paid) for PPE, net	964,319	16,908,129
Cash invested in note receivable	-	250,978
Investment in LLCs	-	(18,284,866)
Cash used in investing activities	(26,575,539)	(1,125,759)

Cash Flows from Financing activities:
Repayments on long term debt	(1,112,850)	(2,214,603)
Proceeds from long term debt	-	2,563,000
Cash used to repurchase shares	-	(93,435)
Repayments of finance lease liabilities	(5,599,988)	(1,270,810)
Proceeds from tax exempt bonds, net	44,100,000	-
Cash provided by (used for) financing activities	37,387,162	(1,015,848)

Increase (decrease) in cash	(3,703,618)	407,582
Cash and cash equivalents, including restricted cash, beginning of period	12,995,695	12,588,113
Cash and cash equivalents, including restricted cash, end of period	$9,292,077	$12,995,695

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Reconciliation of Non-GAAP Measures

Reconciliation of Adjusted EBITDA(1) to Amounts Reported Under U.S. GAAP

	For the twelve months ended December 31, 2023	For the twelve months ended December 31, 2022
Net Income	(11,201,322)	(1,445,672)

Interest & Other Expenses	1,336,997	1,426,153
Income Tax Expense	-	-
Accretion Expense	993,165	1,344,047
Depreciation	46,953	2,157,763
Amortization of Mining Rights	1,240,914	1,238,449
Non-Cash Stock, Warrant & Option Comp. Expense	1,506,292	1,742,145

Total Adjustments	5,124,321	7,908,557

Adjusted EBITDA	(6,077,001)	6,462,885

(1)

Adjusted EBITDA is defined as net income before net interest expense, income tax expense, accretion expense, depreciation, non-cash stock compensation expense, transaction and other professional fees. Adjusted EBITDA is not a measure of financial performance in accordance with GAAP, and we believe items excluded from Adjusted EBITDA are significant to a reader in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation, nor as an alternative to net income, income from operations, cash flow from operations or as a measure of our profitability, liquidity, or performance under GAAP. We believe that Adjusted EBITDA presents a useful measure of our ability to incur and service debt based on ongoing operations. Furthermore, similar measures are used by analysts to evaluate our operating performance. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by others.

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About American Resources Corporation

American Resources Corporation is a next-generation, environmentally and socially responsible supplier of high-quality raw materials to the new infrastructure market. The Company is focused on the extraction and processing of metallurgical carbon, an essential ingredient used in steelmaking, critical and rare earth minerals for the electrification market, and reprocessed metal to be recycled. American Resources has a growing portfolio of operations located in the Central Appalachian basin of eastern Kentucky and southern West Virginia where premium quality metallurgical carbon and rare earth mineral deposits are concentrated.

American Resources has established a nimble, low-cost business model centered on growth, which provides a significant opportunity to scale its portfolio of assets to meet the growing global infrastructure and electrification markets while also continuing to acquire operations and significantly reduce their legacy industry risks. Its streamlined and efficient operations are able to maximize margins while reducing costs. For more information visit americanresourcescorp.com or connect with the Company on Facebook, Twitter, and LinkedIn.

About ReElement Technologies LLC

ReElement Technologies LLC is redefining how critical and rare earth elements are both sourced and processed while focusing on the recycling of end-of-life products such as rare earth permanent magnets and lithium-ion batteries, as well as coal-based waste streams and byproducts to create a low-cost and environmentally-safe, circular supply chain.  ReElement has developed its innovative and scalable “Capture-Process-Purify” process chain in conjunction with its licensed intellectual property including 16 patents and technologies and sponsored research partnerships with three leading universities to support the domestic supply chain’s growing demand for magnet and battery metals.  For more information visit reelementtech.com or connect with the Company on Facebook, Twitter, and LinkedIn.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause the Company’s actual results, performance, or achievements or industry results to differ materially from any future results, performance, or achievements expressed or implied by these forward-looking statements.  These statements are subject to a number of risks and uncertainties, many of which are beyond American Resources Corporation’s control.  The words “believes”, “may”, “will”, “should”, “would”, “could”, “continue”, “seeks”, “anticipates”, “plans”, “expects”, “intends”, “estimates”, or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.  Any forward-looking statements included in this press release are made only as of the date of this release. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect subsequent events or circumstances. The Company cannot assure you that the projected results or events will be achieved.

Investor Contact:

JTC Team, LLC

Jenene Thomas

833-475-8247

arec@jtcir.com

RedChip Companies Inc.

Robert Foley

1-800-RED-CHIP (733-2447)

Info@redchip.com

Company Contact:

Mark LaVerghetta

Vice President of Corporate Finance and Communications

317-855-9926 ext. 0

investor@americanresourcescorp.com

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